U.S. Securities and Exchange Commission
                          Washington, D.C. 20549

                                 Form 10-SB

  General form for registration of securities of small business issuers Under
                               Section 12(b)
                or (g) of the Securities Exchange Act of 1934

                            Leisure Shoppers, Inc.
                 (Name of Small Business Issuer in its charter)

                                  Louisiana
         (State or other jurisdiction of incorporation or organization)

                                 72-1207484
                    (I.R.S. Employer Identification No.)

                      600 Denny Road, Deville,        LA   71328
             (Address of principle executive offices)(state, zip)

                               318-448-7015
                       (Issuer's telephone number)

        Securities to be registered under Section 12(b) of the Act: [X]

          Securities to be registered under Section 12(g) of the Act:

                    Title of each class to be so registered:
                                Common Stock

        Name of each exchange on which each Class is to be registered:
                             OTC Bulletin Board

To simplify the language in this Registration Statement Leisure Shoppers, Inc. is referred to herein as "the Company" or "We".

Item 1.    Description of Business.
-------    ------------------------

Business Development.
Leisure Shoppers, Inc. was duly incorporated in Delaware on March 13, 1992.

We have not been involved in any bankruptcy, receivership or similar proceeding. We have not been involved in any material reclassification, merger consolidation, or purchase or sale of a significant amount of assets not in the ordinary course of business.

Business of Issuer.
We are a development stage company and have had limited operations. The Company's business consists of the production, marketing, distribution and offering of audio, video and print publication products in the music, entertainment and education marketplace.

The Company is presently reviewing and evaluating several companies for a possible acquisition in the music industry and products that it feels would reflect its interest in the music and educational areas. It is the intent of the Company to acquire one of these companies under review since they already have established proven artists and products. These companies are already established as music production, publication and distribution companies in the music entertainment industry.

Competition.
The Companies business activities are in a highly competitive field. In addition to competing with individuals in the Companies field, with high level of expertise greatly exceeding management's abilities, the Company will be competing with numerous other entities, most of which are large, well established companies with greater assets and financial reserves than the Company possess. Consequently, we will be at a competitive disadvantage in identifying possible business opportunities and successfully completing a business opportunity.

The Company is, and will be an insignificant factor in the current competitive strata of the Marketing industry.

We have no patents, trademarks, licenses, concessions, franchises, royalty agreements, or labor contracts.

Government Regulation.
Although we will be subject to regulation under the Exchange Act, We believe we will not be subject to regulation under the Investment Company Act of 1940, insofar as we will not be engaged in the business of investing or trading in securities.

We are registering a class of its securities on this Form 10-SB registration statement on a voluntary basis. We have no obligation to file a Form 10-SB registration statement pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"). We believe that by filing this Form 10-SB and being obligated to file reports subject to Section 13 of the Exchange Act, we can attract a business opportunity candidate in the music entertainment and education industry. We believe a business opportunity will involve a transaction with a corporation not requiring cash or assets, but which desires to establish both a public market for its common stock and the perceived advantages of status as an Exchange Act registered corporation. There is no assurance that our assumption is correct.

Section 13 and 15(d) of the Exchange Act, require companies subject thereto to provide Certain information about significant acquisitions, including certified financial statements for the company acquired, covering one, two or three years, depending on the relative size of the acquisition. The time and additional costs that may be incurred by some target entities to prepare such statements may preclude our consummation of an otherwise desirable acquisition. Acquisition prospects that do not have or are unable to obtain the required audited financial statements may not be appropriate for acquisition so long as the reporting requirements of the Exchange Act are applicable.

We have not conducted, nor have others made available to us, results of market research indicating that market demand exists for the transactions contemplated by us.

We currently have no full or part-time employees. There are no collective bargaining agreements or employment agreements with Roy Thornhill our President and Director or with Judy Shelton our Vice President and Secretary. Roy Thornhill participates in the running of the Company on a part-time basis as needed without compensation. We do not plan to make any change in the number of employees of the Company to evaluate business opportunities. The need for additional employees and their availability will be addressed in connection with our decision as the company's growth and revenues allowed.

Reports to Security Holders.
The Company has elected December 3 1, year-end. Thereafter, the Company will furnish its shareholders with annual reports containing audited financial statements within 90 days after the Company's year-end.

From time to time, the Company may also furnish its shareholders with such other information, as it may deem appropriate, relative to the business operations of the Company. Such information may include news of a change in the management, purpose and control of the Company, or any material condition affecting the Company. In addition to receipt and examination of annual report and other information, shareholders of record shall as required, be allowed to examine the books and records of the company at a reasonable time upon written demand.

The public may read and copy any materials filed with the SEC at the SEC's Public Reference Room located at 450 Fifth Street N.W., Washington, D.C. 20549. Information on the operations of the Public Reference Room can be obtained by calling 1-800-SEC-0330. The SEC also maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers @ http://www.sec.gov.

Item 2.    Plan of Operation.
-------    ------------------

We have never had revenues from operations. In the next twelve months, we plan to seek out business opportunity candidates. We believe that this plan of operations can be conducted through the efforts of current management and will not require any additional funds. We anticipate that additional business opportunities will be available to us through the contacts of Roy Thornhill, our President and sole Director and Judy Shelton our Vice President and Secretary. The final evaluation of these specific business opportunities and the negotiation, drafting and execution of relevant agreements, and other instruments will be done by Roy Thornhill or under his direction. We plan to investigate, to the extent believed reasonable by us, these potential business opportunities. Due to our limited experience in business analysis, we may not discover or adequately evaluate adverse facts about the opportunity to be acquired.

We anticipate that we will incur nominal expenses in the implementation of our business plan described herein. Because we have limited capital with which to pay these expenses, our present management, which consists of Roy Thornhill will pay any additional charges with his personal funds, as interest free loans to the Company. However, the only opportunity that we may have for repayment of these loans will be from a business opportunity. The repayment of any loans made on behalf of the Company will not impede, or be made conditional in any manner, to consummation of a proposed transaction.

We have several business opportunities in mind and have not yet entered into any negotiations regarding these business opportunities. None of our management, affiliates or any promoters have engaged in any preliminary contact or discussions with any representative of any other company regarding the possibility of a business opportunity between us and such other Company as of the date of this registration statement. We will not restrict our search to any specific business, industry, or geographical location and we may participate in a business opportunity of virtually any kind or nature. This discussion of the proposed business is purposefully general and is not meant to be restrictive of the Company's virtually unlimited discretion to search for and enter into potential business opportunities. We anticipate that we will be able to participate in only one potential business opportunity because we have no assets and limited financial resources. To date, we have not developed any criteria for the selection of business opportunities.

We will seek to expand through acquisitions which are not currently identified and which entail risks, which you will not have a basis to evaluate. We may seek to expand our operations by acquiring companies in businesses that we believe will complement or enhance our business. We cannot assure you that we will be able to ultimately effect any acquisition, successfully integrate any acquired business in our operations or otherwise successfully develop our operations. We have not established any minimum criteria for any acquisition and our management may have complete discretion in determining the terms of any acquisition. Consequently, there is no basis for you to evaluate the specific merits or risks of any potential acquisition that we may undertake.

We anticipate that Roy Thornhill the Company's President and sole Director will investigate, to the extent believed necessary by him, these business opportunities.

Due to general economic conditions, rapid technological advances being made in some industries and shortages of available capital, we believe that there are numerous firms seeking the perceived benefits of a fully reporting public company. Such perceived benefits may include facilitating or improving the terms on which additional equity financing may be sought, providing liquidity for incentive stock options or similar benefits to key employees, providing liquidity (subject to restrictions of applicable statutes) for all shareholders and other factors.

Potentially, available business opportunities may occur in many different industries and at various stages of development, all of which make the task of comparative investigation and analysis of such business opportunities extremely difficult and complex. We do not and will not have capital to provide the owners of business opportunities with any significant cash or other assets. However, we believe we can offer owners of acquisition candidates the opportunity to acquire a controlling ownership interest in a publicly registered company without incurring the cost and time required to become a fully reporting company or to conduct an initial public offering. The owners of the business opportunities will, however, incur significant legal and accounting costs in connection with acquisition of a business opportunity, including the costs of preparing Form 8-Ks, 10-Ks or 10-KSBs, agreements and related reports and documents. The Exchange Act specifically requires that any merger or acquisition candidate, comply with all applicable reporting requirements, which include providing audited financial statements to be included within the numerous filings relevant to complying with the Exchange Act. Nevertheless, we have not conducted market research and are not aware of statistical data, which would support the perceived benefits for the owners of a business opportunity.

Prior to making a decision regarding a business opportunity, we plan to request that we be provided with written materials regarding the business opportunity, containing such items as a description of products, services and company history, management resumes, financial information, available projections with related assumptions upon which they are based, evidence of existing patents, trademarks or services, marks or rights thereto, present and proposed forms of compensation to management, a description of transactions between the prospective entity and its affiliates during relevant periods, a description of Present and required facilities, an analysis of risk and competitive conditions, and, other information deemed relevant.

We do not plan to raise any capital at the present time, by private placement, public offerings, pursuant to Regulation S promulgated under the Act, as amended, or by any means whatsoever. Further, there are no plans, proposals, arrangements or understandings with respect to the sale or issuance of additional securities.

We anticipate that any securities issued as a result of a business opportunity will be issued in reliance upon exemption from registration under applicable federal and state securities laws. In some circumstances, however, as a negotiated element of our transaction, we may agree to register all or a part of such securities immediately after the transaction is consummated or at specified times thereafter. Until such time as this occurs, we will not attempt to register any additional securities. The issuance of substantial additional securities and their potential sale into any trading market which may develop in our securities may have a depressive effect on the value of our securities in the future, if such a market develops, of which there is no assurance. The completion of any business opportunity may result in a significant issuance of shares and substantial dilution to our present stockholders.

We do not plan to make any changes in the number of employees of the Company.

Item 3.    Description of Property.
-------    ------------------------

We currently have no material assets and we do not own or lease any real or personal property. We currently operate without charge out of a 490 sq. ft space donated by the Company's president, and sole Director, Roy Thornhill, at 600 Denny Road, Deville, LA 71328 we believe that this space is sufficient for us at this time.

We have no policy with respect to investments in real estate interests in real estate and no policy with respect to investments in real estate mortgages. Further, we have no policy with respect to investments in securities of or interests in persons primarily engaged in real estate activities.

Item 4.    Security Ownership of Certain Beneficial Owners and Management.
-------    ---------------------------------------------------------------

As of there were 13,085,000 Shares of our common stock, $0.00 par value outstanding. The following tabulates holdings of our shares of common stock by each person who, as of , holds of record or is known by management to own beneficially more than 5.0% of the Common Shares and, in addition, by all Directors and officers of the Company individually and as a group. Each named beneficial owner has sole voting and investment power with respect to the shares set forth opposite his name.

Security Ownership of Beneficial Owners (1):

Title of Class   Name & Address                                          Amount
                 Nature                                                  Percent
Common Stock     Roy Thornhill 600 Denny RD, Deville, LA 71328         8,125,000
                 Direct

Common Stock     R.J. Quartemont PO Box 344 Marksville, LA 71315       1,200,000
                 Direct

Common Stock     Claude Smith PO Box 148 Broken Bow, OK 74728          1,188,500
                 Direct


Security Ownership of Management (2):

Title of Class   Name & Address                                          Amount
                 Nature                                                  Percent

Common Stock     Roy Thornhill 600 Denny RD Deville, LA 71328          8,125,000

Common Stock     Judy Shelton 1106 W. Choctaw Broken Bow, OK 74728       175,000

(1) Pursuant to Rule 13-d-3 under the Securities Exchange Act of 1934, as amended, beneficial ownership of a security consists of sole or shared voting power (including the power to vote or direct the voting) and/or sole or shared investment power (including the power to dispose or direct the disposition) with respect to a security whether through a contract, arrangement, understanding, relationship or otherwise. Unless otherwise indicated, each person indicated above has sole power to vote, or dispose or direct the disposition of all shares beneficially owned, subject to applicable unity property laws.

(2) This table is based upon information obtained from our stock records. Unless otherwise indicated in the footnotes to the above table and subject to community property laws where applicable, we believe that each shareholder named in the above table has sole or shared voting and investment power with respect to the shares indicated as beneficially owned.

Change of Control.
There are currently no arrangements, which would result in a change of control of the Company. A business opportunity involving the issuance of our common shares will, in all likelihood, result in shareholders of a private company obtaining a controlling interest in our Company. Any such business opportunity may require our management to sell or transfer all or portions of our common shares held by him, or resign as a member of our Board of Directors. The resulting change in control of the Company could result in the removal of the present management of the Company and a corresponding reduction or elimination of their participation in the future affairs of the Company.

Roy Thornhill, 58 Years of age, is the President and sole Director of the Company. Mr. Thornhill has served as President and Director of the Company since March 13, 1992 and his terms expire on May 1, 2003.

Mr. Thornhill began his career In sales following his discharge from the United States Air Force in 1965. Roy was sales rep for a manufacturing company located in Waco, Texas for 8 years with a territory that covered three states. That career shifted to the insurance field as an agent with National Affiliated Investors Life. He was later promoted to Regional Manager and hired and trained 20 agents who produced over $40,000,000.00 of individual ordinary life insurance in one year. Combined with his personal production of over $8 million led to his being awarded the company's regional manager of the year award. Roy was contacted later by a new developing company, Great American Investment Network, to assist in designing the company's marketing materials, recruited, hired, and trained their original sales force of 48 agents in the solicitation of investors in a public stock issue. Later Roy returned to National Affiliated as Public Relations and Conservation Director and established that company's public relations and conservation department. Roy's most recent employment as sales manager of an automobile dealership, this also gave him time to engage in research and development of Leisure Shoppers, Inc. In the past Roy also owned and operated a restaurant and automobile accessory business.

Ms. Shelton, 61, is the Secretary and Vice President of Leisure Shoppers She is not new to the Food Industry. Ms. Shelton has worked for tile USDA as a Federal Food inspector for many years. She has also worked at the McCurtain County Health Department in McCurtain County Oklahoma in the family planning department and attended to those needs. She has an extensive background in clerical where she worked for the Land Bank of Oklahoma. Ms. Shelton work for Blue Dan Enterprises in setting up its marketing for its products.

We currently have no significant employees and we do not anticipate hiring any in the near future. There are no family relationships among directors, executive officers, or nominees for such positions. In the last five years, no director, executive officer, promoter or control person of the Company has been involved in any legal proceedings material to the evaluation of the ability or integrity of any of the aforementioned persons.

Item 6.    Executive Compensation.
-------    -----------------------

Name             Position     Year    Salary     Bonus     Other Stock Opts     L/TP       All Other
Clifford Fryar   President    2001      0         0              0              0             -
Dottie Snow      Secretary    2001      0         0              0              0             -

Item 7.    Certain Relationships and Related Transactions.
-------    -----------------------------------------------

We have not and do not intend to enter into any transactions with our management or any nominees for such positions. We have not and do not intend to enter into any transactions with beneficial owners of the Company. We are not a subsidiary of any parent company. Since inception, we have not entered into any transactions with promoters.

Our management is involved in other business activities and may, in the future become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between our business and their other business interests. We have not and do not intend in the future to formulate a policy for the resolution of such conflicts. We have not entered into and do not intend to enter into any transactions with beneficial owners of our Stock.

Item 8.    Legal Proceedings.
-------    ------------------

We are not a party to any pending legal proceeding and we are not aware of any contemplated legal proceeding by a governmental authority involving the Company.

Item 9.    Market Price of and Dividends on the Registrant's Common Equity and
-------    -------------------------------------------------------------------
           Other Shareholder Matters.
           --------------------------

There is no established public trading market for the securities of the Company. There currently is no bid price and no ask price for these securities. None of the Company's Common stock is subject to outstanding options or warrants to purchase shares of the Company.


There are 8,300,000 shares of the Common stock of the Company held by Mr. Thornhill and Ms. Shelton, who are affiliated. All of these securities are restricted securities as defined under Rule 144 of the Securities Act and may only be sold under the Rule or otherwise under an effective registration statement or an exemption from registration, if available. Rule 144 generally provides that a person who has satisfied a one year holding period for the restricted securities may sell, within any three month period subject to certain manner of resale provisions, an amount of restricted securities which does not exceed the greater of I% of a company's outstanding common stock or the average weekly trading volume in such securities during the four calendar weeks prior to such sale. All 8,300,000 shares of common stock outstanding are restricted shares for which the one-year holding period has expired. A sale of shares by such security holders, whether under Rule 144 or otherwise, may have a depressing effect upon the price of our common stock in any market that might develop.

Under Rule 144, Directors, Executive Officers and persons or entities they control or who control them and may sell shares of common stock in any three-month period in an amount limited to the greater of I % of our outstanding shares of common stock or the average of the weekly trading volume in our common stock during the four calendar weeks preceding a sale. Sales under Rule 144 must also be made without violating the manner-of-sale provisions, notice requirements, and the availability of public information about us.

Penny Stock Considerations.
Broker-dealer practices in connection with transactions in penny stocks are regulated by certain penny stock rules adopted by the Securities and Exchange Commission. Penny stocks generally are equity securities with a price of less than $5.00. Penny stock rules require a broker-dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document that provides information about penny stocks and the risks in the penny stock market. The broker-dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson in the transaction, and monthly account statements showing the market value of each penny stock held in the customer's account. In addition, the penny stock rules generally require that prior to a transaction in a penny stock, the broker-dealer make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction.

These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for a stock that becomes subject to the penny stock rules. Our shares will likely be subject to such penny stock rules and our shareholders will in all likelihood find it difficult to sell their securities.

No market exists for our securities and there is no assurance that a regular trading market will develop, or if developed will be sustained. A shareholder in all likelihood, therefore, will not be able to resell the securities referred to herein should he or she desire to do so. Furthermore, it is unlikely that a lending institution will accept our securities as pledged collateral for loans unless a regular trading market develops. There are no plans, proposals, arrangements or understandings with any person with regard to the development of a trading market in any of our securities.

As of the date of this registration, we had One Hundred Twenty Three (123) holders of record of our common Stock. We currently have one class of Common Stock outstanding.

We have not paid any dividends since we were formed. There are no restrictions that limit our ability to pay dividends, but we do not anticipate paying dividends in the near future.

Item 10.   Recent Sales of Unregistered Securities.
--------   ----------------------------------------

The following sets forth information relating to all previous sales by us, which were not registered under the Securities Act of 1933. On August 30, 1998, we 12,630,000 issued shares of our Common Stock to for services rendered in the formation of the Company, of which immediately gifted to other persons. The aforementioned securities were issued under an exemption from registration provided by Section 4(2) of the Securities Act of 1933, as amended.

We have never utilized an underwriter for an offering of our securities. Other than the securities mentioned above, we have not issued or sold any securities.

Item 11.   Description of Securities.
--------   --------------------------

Qualification.
The following statements constitute brief summaries of our Articles of Incorporation and Bylaws, as amended. Such summaries do not purport to be complete and are qualified in their entirety by reference to the full text of our Articles of Incorporation and Bylaws.

Common Stock.
Our Articles of Incorporation authorize us to issue up to 50,000,000 Common Shares, $0.00 par value per Common Share. As of February 28, 2002 there are 13,085,000 shares of our Common Stock outstanding. All outstanding Common Shares are legally issued, fully paid and non-assessable. We are not authorized to issue preferred stock.

Liquidation Rights. Upon our liquidation or dissolution, each outstanding Common Share will be entitled to share equally in our assets legally available for distribution to shareholders after the payment of all debts and other liabilities.

Dividend Rights. We do not have limitations or restrictions upon the rights of our Board of Directors to declare dividends, and we may pay dividends on our shares of stock in cash, property, or our own shares, except when we are insolvent or when the payment thereof would render us insolvent subject to the provisions of the Delaware Statutes. We have not paid dividends to date, and we do not anticipate that we will pay any dividends in the foreseeable future.

Voting Rights.
Holders of our Common Shares are entitled to cast one vote for each share held of record at all shareholders meetings for all purposes.

Other Rights.
Common Shares are not redeemable, have no conversion rights and carry no preemptive or other rights to subscribe to or purchase additional Common Shares in the event of a subsequent offering.

There are no other material rights of the Common or preferred shareholders not included herein. There is no provision in our charter or by-laws that would delay, defer or prevent a change in control of us. We have not issued debt securities.

Item 12.   Indemnification of Directors and Officers.
--------   ------------------------------------------

Our Articles of Incorporation provide that to the fullest extent permitted by law, none of our directors or officers shall be personally liable to us or our shareholders for damages for breach of any duty owed to us or our shareholders. In addition, we shall have the power, by our by-laws or in any resolution of our stockholders or directors, to undertake the indemnify to officers and directors of ours against any contingency or peril as may be determined to be in our best interest and in conjunction therewith, to procure, at our expense, policies of insurance.

At this time, no statute or provision of the by-laws, any contract or other arrangement provides for insurance or indemnification of any of our controlling persons, directors or officers which would affect his or her liability in that capacity.

Item 13.   Financial Statements
--------   --------------------

See Item 15(a) below.

Item 14.   Changes in and Disagreements with Accountants.
--------   ----------------------------------------------

During the two most recent fiscal years and the subsequent interim period, the Company has had no disagreement, resignation or dismissal of the principal independent accountant for the Company. The accountant for the Company at this time is Albright, Persing & Associates, Ltd. 1025 Ridgeview Dr., Suite 300, Reno, NV 89509

                         Item 15(a) Financial Statements

                            LEISURE SHOPPERS, INC.
                         AUDITED FINANCIAL STATEMENTS
                          DECEMBER 31, 2001 AND 2000

                              TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----

INDEPENDENT AUDITORS' REPORT                                                   1

FINANCIAL STATEMENTS
   Balance Sheets                                                              2
   Statements of Operations                                                    3
   Statements of Cash Flows                                                  4-5
   Statements of Stockholders' Equity (Deficit)                                6
   Notes to Financial Statements                                            7-11

                      Albright, Persing & Associates, Ltd.

                         CERTIFIED PUBLIC ACCOUNTANTS
                        1025 Ridgeview Dr., Suite 300
                               Reno, Nevada 89509

                         INDEPENDENT AUDITORS' REPORT
                         ----------------------------

To the Stockholders and Board of Directors
Leisure Shoppers, Inc.

   We have audited the accompanying balance sheets of Leisure Shoppers, Inc.
as of December 31, 2001 and 2000, and the related statements of operations and cash flows for the years then ended December 31, 2001, 2000, and 1999, together with the statements of stockholders' equity (deficit) from the period from inception (March 13, 1992) through December 31, 2001. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Leisure Shoppers, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years ended December 31, 2001, 2000, and 1999 in conformity with accounting principles generally accepted in the United States of America.

   The accompanying financial statements have been prepared assuming that the Company will continue as it going concern. As discussed in Note 1 to the financial statements, the Company's ability to generate sufficient cash flows to meet its obligations and sustain its operations, either through future revenues and/or additional debt or equity financing, cannot be determined at this time, These uncertainties raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.



Reno, Nevada
January 28, 2002

                            LEISURE SHOPPERS, INC.
                                BALANCE SHEETS
                         DECEMBER 31, 2001 AND 2000
                      (See Independent Auditors' Report)

                                    ASSETS

                                                    December 31,   December 31,
                                                            2001           2000
                                                    ------------   ------------
Current Assets
   Cash                                             $       -      $       -
   Prepaid expenses                                         -              -
                                                    ------------   ------------
     Total Current Assets                                   -              -
                                                    ------------   ------------

Property and Equipment, net of
   accumulated depreciation                                 -              -
                                                    ------------   ------------

Other Assets
   Accounts receivable                                    20,000         20,000
                                                    ------------   ------------
     Total Other Assets                                   20,000         20,000
                                                    ------------   ------------
     Total Assets                                   $     20,000   $     20,000
                                                    ============   ============

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)

Current Liabilities
   Accounts payable                                 $       -      $       -
   Due to stockholders                                    39,308         39,308
                                                    ------------   ------------
     Total Current Liabilities                            39,308         39,308
                                                    ------------   ------------

Deferred Income                                           20,000         20,000
                                                    ------------   ------------

Stockholders' Equity (Deficit)
   Common stock, no par value, authorized
     50,000,000 shares, issued and outstanding
     13,085,000 shares at December 31, 2001
     and 2000                                              6,230          6,230
   Prime Marketing, Inc. equity                             -              -
   Retained earnings (deficit)                           (45,538)       (45,538)
                                                    ------------   ------------
     Net Stockholders' Equity
     (Deficit)                                           (39,308)       (39,308)
                                                    ------------   ------------
   Total Liabilities and Stockholders'
     Equity (Deficit)                               $     20,000   $     20,000
                                                    ============   ============

The accompanying notes are an integral part of these financial statements.

                            LEISURE SHOPPERS, INC.
                           STATEMENTS OF OPERATIONS
           FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999
                       (See Independent Auditors' Report)

                                                            Year              Year              Year
                                                           Ended             Ended             Ended
                                                    December 31,      December 31,      December 31,
                                                            2001              2000              1999
                                                    ------------      ------------      ------------
Revenues                                            $       -         $       -         $     17,932
                                                    ------------      ------------      ------------

Expenses:
   Selling and marketing expenses                           -                 -               15,545
   General and administrative                               -                 -                7,482
                                                    ------------      ------------      ------------
                                                            -                 -               23,027
                                                    ------------      ------------      ------------

   Net Operating income (Loss)                              -                 -               (5,095)

     Income Taxes                                           -                 -                   22
                                                    ------------      ------------      ------------
     Net Income (Loss)                                      -                 -               (5,117)
                                                    ------------      ------------      ------------

Other Comprehensive Income (Loss)                           -                 -                 -
                                                    ------------      ------------      ------------

Comprehensive Income (Loss)                         $       -         $       -         $     (5,117)
                                                    ============      ============      ============

Net Income (Loss) per Share                         $        .00      $        .00      $        .00
                                                    ============      ============      ============

Weighted average shares
   Outstanding                                        13,085,000        13,085,000        13,067,726
                                                    ============      ============      ============

The accompanying notes are an integral part of these financial statements,

                            LEISURE SHOPPERS, INC.
                           STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31,2001,2000 AND 1999
                       (See Independent Auditors' Report)


                                                            Year              Year              Year
                                                           Ended             Ended             Ended
                                                    December 31,      December 31,      December 31,
                                                            2001              2000              1999
                                                    ------------      ------------      ------------
Cash Flows From (For) Operating
  Activities:
   Net Income (Loss)                                $       -         $       -         $     (5,117)
                                                    ------------      ------------      ------------
   Adjustments to reconcile net loss
     to net cash used by operating
     activities:
        Depreciation                                        -                 -                  122
        (Increase) in accounts receivable                   -              (20,000)             -
        Decrease in prepaid expenses                        -                 -                  868
        Increase (decrease) in deferred
        income                                              -               20,000            (7,312)
                                                    ------------      ------------      ------------
          Net Adjustments                                   -                 -               (6,722)
                                                    ------------      ------------      ------------
          Net Cash (Used) by
             Operating Activities                           -                 -              (11,839)

Cash Flows From (For) Investing Activities:
   Purchase of capital equipment                            -                 -                 (486)
   Other                                                    -                 -                 -
                                                    ------------      ------------      ------------
          Net Cash (Used) by
             Investing Activities                           -                 -                 (486)
                                                    ------------      ------------      ------------

Cash Flows From (For) Financing Activities:
   Proceeds from debt                                       -                 -                 -
   Proceeds from sales of stock                             -                 -                2,750
                                                    ------------      ------------      ------------
          Net Cash (Used) by
             Financing Activities                           -                 -                2,750
                                                    ------------      ------------      ------------

Net Increase (Decrease) in Cash                             -                 -               (9,575)

Cash at Beginning of Period                                 -                 -                9,575
                                                    ------------      ------------      ------------

Cash at End of Period                               $       -         $       -         $       -
                                                    ============      ============      ============

The accompanying notes are an integral put of these financial statements.

                            LEISURE SHOPPERS, INC.
                           STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED DECEMBER 31,2001,2000 AND 1999
                       (See Independent Auditors' Report)

SUPPLEMENTAL DISCLOSURE
-----------------------

                                                            Year              Year              Year
                                                           Ended             Ended             Ended
                                                    December 31,      December 31,      December 31,
                                                            2001              2000              1999
                                                    ------------      ------------      ------------
Amount paid for interest                            $       -         $       -         $       -
                                                    ============      ============      ============

Amount paid for income taxes                        $       -         $       -         $         22
                                                    ============      ============      ============

SUPPLEMENTAL DISCLOSURE OF NONCASH INFORMATION
----------------------------------------------

During the year ended December 31, 1999, the Company exchanged certain assets in the amount of $692 in exchange for a reduction in shareholder advances.




    The accompanying notes are an integral part of these financial statements.

                            LEISURE SHOPPERS, INC.
                   STATEMENT OF STOCKHOLDERS' EQUITY (DEFICIT)
              FOR THE PERIOD FROM INCEPTION (MARCH 13,1992) THROUGH
                                DECEMBER 31,2001
                       (See Independent Auditors' Report)

                                                                                  Prime
                                                    Common Stock              Marketing           Retained
                                              ------------------------
                                               Shares           Amount           Equity            Deficit         Total
                                              ---------      ---------        ---------          ---------     ---------
Issuance of shares of common stock during
  1992 for cash at $1.00 per share                1,000      $    1,000       $     -         $     -        $    1,000

Net loss for 1992                                  -               -                -             (1,000)        (1,000)
                                             ----------      ----------       ----------      ----------     ----------
Balance, December 31, 1992                        1,000           1,000             -             (1,000)          -

Net loss for 1997                                  -               -                -            (24,049)       (24,049)
                                             ----------      ----------       ----------      ----------     ----------
Balance, December 31, 1997                        1,000           1,000             -            (25,049)       (24,049)

Reclassification of Prime Marketing equity
  to common stock due to spin-off            12,499,000         (24,020)          24,020            -              -

Issuance of shares of common stock during
  1998, for professional services
  rendered at $.05 per share                    130,000           6,500             -               -             6,500

Issuance of shares of common stock for
  cash at $.05 per share                        400,000          20,000             -               -            20,000

Net loss for 1998                                  -               -             (24,020)        (15,372)       (39,392)
                                             ----------      ----------       ----------      ----------     ----------

Balance, December 31, 1998                   13,030,000           3,480             -            (40,421)       (36,941)

Issuance of sham of common stock for
  Cash at $.05 per share                         55,000           2,750             -               -             2,750

Net loss for 1999                                  -               -                -             (5,117)        (5,117)
                                             ----------      ----------       ----------      ----------     ----------

Balance, December 31, 1999                   13,085,000           6,230             -            (45,538)       (39,308)

Net income for 2000                                -               -                -               -              -
                                             ----------      ----------       ----------      ----------     ----------

Balance, December 31. 2000                   13,085,000           6,230             -            (45,538)       (39,308)

Net loss for 2001                                  -               -                -               -              -
                                             ----------      ----------       ----------      ----------     ----------

Balance, December 31, 2001                   13,085,000      $    6,230       $     -         $  (45,538)    $  (39,308)
                                             ==========      ==========       ==========      ==========     ==========

The accompanying notes are an integral part of these financial statements.

                            LEISURE SHOPPERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1 - NATURE OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES
-----------------------------------------------------------------

Business

   Leisure Shoppers, Inc. (the "Company") was organized as a marketing, consulting and membership organization. The Company was originally incorporated in Louisiana in 1992 and was subsequently acquired by Prime Marketing, Inc. ("Prime") on April 15, 1999, at which time the Company became a wholly-owned subsidiary of Prime.

   On August 28, 1998 ("the Separation Date"), Prime completed 4 spin-off of the Company to its shareholders by distributing restricted common shares of the Company to each shareholder of Prime Marketing, Inc. on a one-for-one basis. For periods from the date of acquisition by Prime and the Separation Date, the financial statements reflect the historical results of operations and cash flows of the operations of the Company, which operated independently from Prime during the entire acquisition period. No allocation of Prime expenses were necessary during the acquisition period since Prime was a dormant company with no business operations. In addition, during the acquisition period, there were no intercompany transactions and there were no expenses that were incurred during any transitional period subsequent to the spin-off date.

Risks and Uncertainties

   The Company has not generated significant revenue, during since its inception and has funded its operations primarily through the issuance of equity. Accordingly, the Company's ability to accomplish its business strategy and to ultimately achieve profitable operations is dependent upon its ability to obtain additional financing and execute its business plan. There can be no assurance that the Company will be able to obtain additional funding, and if available, that the funding will be obtained on terms favorable to or affordable by the Company, The Company's management is exploring several funding options and expects to raise additional capital through private placement to continue to develop the Company's operations around its business plan. Ultimately, however, the Company will need to achieve profitable operations in order to continue as a going concern.

   In addition, the Company has suffered recurring losses since its inception, and at December 31, 2001, has an accumulated deficit of $45,538.

   These conditions raise substantial doubt about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of liabilities that may result from the outcome of this uncertainty.

Cash and Cash Equivalents

   Cash and cash equivalents consist of cash balances and instruments with maturities of three months or less at the time of purchase.

                            LEISURE SHOPPERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY -
         -----------------------------------------------------------------
Continued

Concentrations of Credit Risk

   Financial instruments which potentially subject the Company to concentrations of credit risk consist of cash and cash equivalents and accounts receivable. Cash and cash equivalents were maintained at one financial institution in the United States. Accounts at this institution are insured by the Federal Deposit Insurance Corporation up to $100,000. The Company's cash balances, at times, may have exceeded federally insured limits. Credit risk with respect to accounts receivable is concentrated in one related party.

Revenue Recognition

   Revenue is recognized when earned in accordance with applicable accounting standards. Revenue associated with memberships is recognized ratably over the term of the agreement and any prepaid fees received are deferred and recognized as earned over the life of the agreement. Consulting fees are recognized in the period when the services are provided.

Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Income Taxes

   The Company records income taxes in accordance with the guidance provided in Statement of Financial Accounting Standards No. 109, Accounting for Income Taxes ("SFAS No. 109"). WAS No. 109 required a change from the deferred method of accounting for income taxes of APB Opinion 11, to the asset and liability method of accounting for income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

                            LEISURE SHOPPERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY-
-------------------------------------------------------------------------
Continued


Net Income (Loss) per Share

   Basic net income (loss) per share is calculated based on the weighted average shares of common stock outstanding during the period. Diluted net income
(loss) per share is calculated based on the weighted average shares of common stock outstanding, plus the dilutive effect of stock options and warrants outstanding, calculated using the treasury stock method.

   Since the Company has no common shares that are potentially issuable, such as stock options, convertible preferred stock, and warrants, basic and diluted earnings per share are the same.

Comprehensive Income

   Comprehensive income is determined by adjusting net income by other items not included as a component of net income, such as the unrealized gain (loss) on certain marketable securities. During the periods presented, the Company had no additional components that were not a part of net income (loss), therefore, comprehensive income and net income are the same amount.

New Accounting Standards

   In June 1998, 1999 and 2000, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, SFAS No. 137, Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No, 133, and SFAS No. 138, Accounting for Certain Derivative Instruments and Certain Hedging Activities, respectively. These statements require companies to record derivatives on the balance sheet as assets or liabilities, measured at fair value. Gains or losses resulting from changes in the values of those derivatives would be accounted for depending on the use of the derivative and whether it qualifies for hedge accounting. The adoption of these statements will have no significant impact on the Company's financial position or results of operations.

   In December 1999, the SEC issued Staff Accounting Bulletin No. 101 ("SAB 101"), Revenue Recognition in Financial Statements. SAB 101 provides guidance on the recognition, presentation, and disclosure of revenues in financial statements of all public registrants. in October 2000, the SEC issued a Frequently Asked Questions document related to SAB 101 which provides interpretive guidance. The Company will adopt SAB 101 when it becomes a public registrant, however, the adoption of SAB 101 is not expected to have a significant impact on the Company's financial position or results of operations.

                            LEISURE SHOPPERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES AND BUSINESS ACTIVITY-
-------------------------------------------------------------------------
Continued


New Accounting Standards - Continued

   In June 2001, the FASB issued SFAS No. 141, Business Combinations. SFAS No. 141 addresses the initial recognition and measurement of goodwill and other intangible assets acquired in a business combination. SFAS No. 141 is applicable to business combinations beginning July 1, 2001. The adoption of this statement will have no significant impact on the Company's financial position or results of operations.

   In June 2001, the FASB issued SFAS No. 142, Goodwill and Other Intangible Assets. SFAS No. 142 addresses the recognition and measurement of goodwill and other intangible assets subsequent to their acquisition. SFAS No. 142 also addresses the initial recognition and measurement of intangible assets acquired outside of a business combination whether acquired individually or with a group of other assets. This statement provides that intangible assets with finite useful lives be amortized and that intangible: assets with indefinite lives and goodwill will not be amortized, but will rather be tested at least annually for impairment. SFAS No. 142 will be effective for the Company's fiscal year 2002.

NOTE 2 -ACCOUNTS RECEIVABLE
---------------------------

   In November 2000, the Company sold the marketing rights for the state of Tennessee to a shareholder for $20,000 over a three-year period commencing in December 2000. The Company believes that the entire amount of the receivable for the marketing rights is collectible and has not established an allowance, for any amount deemed uncollectible.

NOTE 3 - DEFERRED INCOME
------------------------

   During the year ended December 31, 2000, the Company deferred revenue received from a shareholder in the amount of $20,000 for marketing rights due to collectibility issues. Although the Company believes that the related account receivable is collectible in full, it had not yet been collected as of December 31, 2001. As such, the revenues related to the sale of the marketing rights will be recognized on the basis of cash received.

                            LEISURE SHOPPERS, INC.
                        NOTES TO FINANCIAL STATEMENTS
             FOR THE YEARS ENDED DECEMBER 31, 2001, 2000 AND 1999

NOTE 4 - INCOME TAXES
---------------------

   At December 31, 2001, 2000 and 1999, the tax effects of temporary differences that give rise to significant portions of deferred tax assets are presented below:

                                               2001       2000       1999
                                            ---------- ---------- ----------
   Net operating loss carryforwards         $   14,640 $   14,640 $   21,440
   Services exchanged for stock                  2,210      2,210      2,210
                                            ---------- ---------- ----------
                                                16,850     16,850     23,650
   Less: valuation allowance                   (16,850)   (16,850)   (23,650)
                                            ---------- ---------- ----------
                                            $     -    $     -    $     -
                                            ========== ========== ==========

   As of December 31, 2001, the Company has net operating loss carryforwards of approximately $43,058 for Federal income tax return purposes, which expire through 2016. The future tax benefits are dependent upon the Company's ability to generate future earnings.

   In addition, the Company has not filed any income tax returns since its inception. As such, it is unclear whether expenses for services rendered in exchange for common stock could be deducted under current federal tax law. Assuming the providers of such services included the fair value of their services in income on their personal tax returns, the Company should be able to deduct such losses. However, due to the uncertainty of this inclusion, coupled with the judgment involving the realizability of any net operating loss carryforward due to the lack of revenues by the Company, a deferred income tax valuation allowance has been recorded for the Rill amount of the deferred tax asset attributable to the net operating loss carryforward.

NOTE 5 - RELATED PARTY TRANSACTIONS
-----------------------------------

Consulting and Other Services

   The Company has no employees and at times may pay stockholders for general or consulting assistance. During the year ended December 31, 2001, 2000 and 1999, the Company paid $-0-, $-0-, and $12,545, respectively, to Roy Thornhill, a majority stockholder, for consulting services.

Due to Stockholders

   The Company's stockholders' have cumulatively advanced the Company $39,308 as of December 31, 2001. No set repayment terms have been fixed on the advances.

                        ARTICLES OF INCORPORATION

                                    &

                 AMENDMENTS OF ARTICLES OF INCORPORATION

                                    OF

                           LEISURE SHOPPERS, INC.

                          UNITED STATES OF AMERICA
                             STATE OF LOUISIANA

                               Fox McKeithlen
                             SECRETARY OF STATE

As Secretary of State, of the State of Louisiana, I do hereby Certify that a copy of the Articles of Incorporation and Initial Report of

                            LEISURE SHOPPERS. INC.

Domiciled at Alexandria, Louisiana, Parish of Rapides,

A corporation organized under the provisions of R.S. 1950, Title 12, Chapter 1, as amended,

By Act before a Notary Public in and for the Parish of Rapides, State of Louisiana, on March 13, 1992, the date when corporate existence began,

Was filed and recorded in this office on March 13, 1992m in the Record of Charters Book 344,

And all fees having been paid as required by law, the corporation is authorized to transact business in this State, subject to the restrictions imposed by law, including the provisions of R.S. 1950, Title 12, Chapter 1, as amended.



In testimony whereof, I have hereunto set my hand and caused the Seal of my office to be affixed at the City of Baton Rouge on,

March 13, 1992

/s/ Fox McKeithen                                                  C/S

JA

Secretary of State                Attest, A TRUE COPY

                                  /s/ signature
                                  --------------------
                                    Notary Public

                          UNITED STATES OF AMERICA
                             STATE OF LOUISIANA

                               Fox McKeithlen
                             SECRETARY OF STATE


As Secretary of State, of the State of Louisiana, I do hereby Certify that the amended transcript was prepared by and in this office from the record on file, or which purports to be a copy, and that is full, true and correct.



In testimony whereof, I have hereunto set my hand and caused the Seal of my office to be affixed at the City of Baton Rouge on,

March 13, 1992

/s/ Fox McKeithen                                                  C/S

JA

Secretary of State

ARTICLES OF INCORPORATION             :                 UNITED STATES OF AMERICA
          OF                          :                 STATE OF LOUISIANA
   LEISURE SHOPPERS, INC.             :                 PARISH OF RAPIDES

   BE IT KNOWN That on the 13 day of March, 1992,

   BEFORE ME the undersigned Notary Public commissioned and qualified in and for the State of LA and the Parish of Avoyelles and in the presence of the witnesses hereinafter named and undersigned,

   PERSONALLY CAME AND APPEARED the person whose name is hereunto subscribed who declared that availing himself of the benefits and provisions of the constitution and laws of the State of LA and particularly LA R. S. Title 12, as amended, he does by these presents contract, agree, bind and obligate himself to form, organize and constitute himself, as well as such other persons who may hereafter join or become associated with him or his successors, into a business corporation for the objects and purposes and under the conditional covenants and stipulations and agreements of the articles following, to-wit:

                                ARTICLE I.

The name of this corporation shall be:

                           LEISURE SHOPPERS, INC.

and under and by said name, unless sooner dissolved In accordance with law, it shall exist and continue and shall have and enjoy corporate existence and succession for a period of ninety-nine (99.00) years from and after the date of incorporation during which time it shall have and possess all the powers, rights, privileges and immunities which corporations are, and may hereafter be, authorized to have and possess under the constitution and laws of LA and particularly the provisions of LA R. S. Title 12 as amended.

                               ARTICLE II.

   The objects and purposes for which this corporation is organized and formed are declared to be for any lawful purpose.

                              ARTICLE III.

   The total authorized number of shares of stock of this corporation shall be ONE THOUSAND (1,000.00) shares of common voting stock with no par value of which ONE THOUSAND (1,000.00) shares have been subscribed, issued and paid for with ONE THOUSAND AND NO/100 ($ 1,000.00) DOLLARS. No transfer of any of said shares shall be binding upon this corporation unless made in accordance with these Articles of Incorporation, the By-Laws of this corporation, if any, and/or any agreement restricting transfer of stock in LEISURE SHOPPERS, INC. as may be hereafter duly adopted and executed by the shareholders of LEISURE SHOPPERS, INC. In addition, no transfer shall be binding on this corporation unless and until such transfer of stock is entered and recorded upon the books of the corporation.

   The stock of this corporation shall be issued only for cash or for other consideration or the character and value determined by the board of Directors or determined by the shareholders at any annual meeting or any special meeting duly called and hold for that purpose.

---------------------

                               ARTICLE V.

   The shareholders of this corporation shall have pre-emptive rights.

                               ARTICLE VI.

The names and officers of the first officers of this corporation are as follows, to-wit:

        ROY L. THORNHILL, JR.
        BELLE TRACE STREET (NMN ASSIGNED)
        PO Box 1194
        LECOMPTE LA   71346                                PRESIDENT; AND,

        DANIEL W. THORNHILL
        3428 DOWNING STREET, APARTMENT 9B
        ALEXANDRIA LA   71301                              SEC/TREAS.

   The corporation may elect one or more vice-presidents and/or assistant secretary/treasurers from time to time as the Board of Directors in its sole discretion deems appropriate.

                               ARTICLE VII.

   The name and address of the original incorporator and a statement of the number of shares subscribed for by him are as follows, to-wit:

        ROY L. THORNHILL, JR.
        BELLE TRACE STREET (NMN ASSIGNED)
        PO Box 1194
        LECOMPTE LA   71346                                1,000 SHARES


                                ARTICLE VIII.

   The business affairs of this corporation shall be managed and all the corporate powers thereof shall be vested in and exercised by a board of not less than three (3. 00) nor more than nine (9. 00) directors unless there are fever than three (3.00) shareholders in which case each shareholder shall be a member of the Board of Directors.

                                 ARTICLE IX.

   Cash, property or share dividends, shares issuable to shareholders in connection with a re-classification of stock and the redemption price of redeemed shares, which are not claimed by the shareholders entitled thereto, within one (1.00) year after the dividend or redemption price became payable or the shares became issuable, despite reasonable efforts by the corporation to pay the dividend or redemption price or deliver the certificates for the shares to such shareholders within such time, shall, at the expiration of such time revert the full ownership to the corporation and the corporation's obligation to pay ouch dividend or redemption price or issue such shares as the case may be, shall thereupon cease.

                                 ARTICLE X.

   Any director absent from a meeting of the Board or any committee thereof may be represented by any other director or shareholder who any cast the absent director's vote according to his written instructions, general or special.

                                 ARTICLE XI.

   A meeting of the shareholders of this corporation shall be held at its registered office for the purpose of electing directors for the ensuing year on the second Thursday in March of each year. Said election shall be by ballot. A failure to elect directors on the day specified shall not dissolve the corporation, but the directors and officers then in office shall remain in office and there shall be no elections of directors by shareholders until the date of the next annual meeting or until the next special meeting to which or to any subsequent annual meeting or meetings the same rule shall apply. Special meetings of shareholders may be called only by the President or the Board of Directors or upon written request of a shareholder or shareholders holding in the aggregate two-fifths (2/5 ths) of the total voting power.

                                 ARTICLE XII.

   Immediately after their election each year, the directors shall meet and elect the following officers who need not be members of the Board of Directors, to-wit: President and Secretary/Treasurer. The Board of Directors at its discretion may elect one or more Vice-Presidents and/or an Assistant Secretary/Treasurer who need not be stockholders.

                                 ARTICLE XIII.

   Consents in writing to corporate action way be signed by the shareholders having that proportion of the total voting power which would be required to authorize and constitute such action at a meeting of the shareholders.

                                 ARTICLE XIV.

   A director may be removed from office only by three-fourths (3/4 ths) of the total voting power present at a duly called meeting of the Board of Directors.

   THUS DONE, SIGNED and PASSED in BUNKIE, AVOYELLES PARISH, LA, on the date first shown hereinabove in the presence of me the undersigned Notary Public duly commissioned and qualified in and for the state and parish aforesaid and in the presence of the two undersigned competent witnesses after due reading of the whole.

WITNESSES:                                INCORPORATOR:

/s/ signature                             /s/ Roy L. Thornhill, Jr.
--------------------------                --------------------------
                                          Roy L. Thornhill, Jr.

/s/ signature
--------------------------

                             /s/ signature
                             --------------------------
                                   NOTARY PUBLIC

(SEAL)                       MY COMMISSION IS FOR LIFE.

                                STATE OF LOUISIANA           Corporations
                                                             ------------
                                                            (504) 925-4704
                                SECRETARY OF STATE       Administrative Services
                                                         -----------------------
                                                            (504) 922-0425
W FOX McKEITHEN               State of Louisiana Seal             FAX
                                                                  ---
SECRETARY OF STATE                                          (504) 925-4726
                                                            (504) 925-4410
HELEN J. CUMBO                                                FAX-On-Demand
                                                              -------------
ADMINISTRATOR                                               (504) 922-2044
                                                         Uniform Commercial Code
                                                         -----------------------
                                                            (504) 342-5542
August 3, 1998                                                    FAX
                                                                  ---
                                                            (504) 342-7011

Leisure Shoppers, Inc.                                                 34402854D
P 0 Box 3327                                                           34670477
Pineville, LA 71361-3327


Dear Sir/Madam:

Re: LEISURE SHOPPERS, INC.

It has been a pleasure to approve and place on file your articles of amendment. The appropriate evidence is attached for your files, and the original has been placed on file in this office.

Payment of the filing fee is acknowledged by this letter.

Please be advised that our records indicate that the above referenced corporation did not file an annual report for the year 1998. A form is enclosed for your convenience. The fee for filing the annual report is listed on the form.

If we can be of further service at any time, please let us know.

Sincerely,

/s/ Helen J. Cumbo

Helen J. Cumbo

TRO


       ------------------------------------------------------------------
        Commercial Division. P.O. Box 94125. Baton Rouge, LA 70804-9125
                   3851 Essen Lane, Baton Rouge, LA 70809

                          UNITED STATES OF AMERICA
                              STATE OF LOUISIANA

                                Fox McKeithlen
                              SECRETARY OF STATE

As Secretary of State, of the State of Louisiana, I do hereby Certify that a copy of an Amendment to the Articles of Incorporation of

                           LEISURE SHOPPERS. INC.

Domiciled at Alexandria, Louisiana,

Was filed and recorded in this office on August 3, 1998.





In testimony whereof, I have hereunto set my hand and caused the Seal of my office to be affixed at the City of Baton Rouge on,

August 3, 1998

/s/ Fox McKeithen                                               C/S

TRO 34402854D 34670477
Secretary of State

                            CERTIFICATE OF AMENDMENT
                                       OF
                          CERTIFICATE OF INCORPORATION
                                       OF
                              LEISURE SHOPPERS, INC.

LEISURE SHOPPERS, INC. a corporation organized under and by virtue of the Business Corporation Law of the State of Louisiana.

FIRST: That the shareholders of Leisure Shoppers, Inc., voted on and approved unanimous and adopted a Resolution at an annual shareholders meeting held May 22, 1999 proposing and declaring the following amendment to the Certificate of Incorporation of said Corporation.

That article III of the corporation, the capital be change to now read.

The total authorized number of sham of this corporation is 50,000,000, common shares of capital stock with no par value.

                       /s/ Roy L. Thornhill, Jr.
                       --------------------------------
                       Roy L. Thornhill, Jr., President

                       /s/ Daniel W. Thornhill
                       --------------------------------
                       Daniel W. Thornhill, Secretary

Signed before me the 29th of July, 1998, at Pineville, Louisiana, Parish of Rapides.

                       /s/ signature
                       --------------------------------
                               NOTARY OF PUBLIC

                                          STATE OF LOUISIANA
                                    Office of the Secretary of State
                          I hereby certify that this is a true and correct copy.
                             as taken from the original on file in this office.

                                          /s/ Fox McKeithen
                                            Fox McKeithen
                                         Secretary of State

                                       Dated:     AUG 03 1998
                                             ---------------------

                                BY-LAWS

                                  OF

                          LEISURE SHOPPERS, INC.

                                BY-LAWS

                                  OF

                          LEISURE SHOPPERS, INC

                           ARTICLE I - OFFICES
                           -------------------

   The principal office of the corporation in the State of Louisiana   shall
be located in the City of A1exandria, parish of Rapides. The corporation may have such other offices, either within or without the State of incorporation as the board of directors may designate or as the business of the corporation may from time to time require.

                        ARTICLE II - STOCKHOLDERS
                        -------------------------

1.   ANNUAL MEETING.

     The annual meeting of the stockholders shall be held on the 12th day of March in each year, beginning with the year 1993 at the hour 1:30 o'clock P.M., for the purpose of electing directors and for the transaction of such other business as may come before the meeting. If the day fixed for the annual meeting shall be a legal holiday such meeting shall be held on the next succeeding business day.

2.   SPECIAL MEETINGS.

     Special meetings of the stockholders, for any purpose or purposes, unless otherwise prescribed by statute, may be called by the president or by the directors, and shall be called by the president at the request of the holders of not less than 2/5th per cent of all the outstanding shares of the corporation entitled to vote at the meeting.

3.   PLACE OF MEETING.

     The directors may designate any place, either within or without the State unless otherwise prescribed by statute, as the place of meeting for any annual meeting or for any special meeting called by the directors. A waiver of notice signed by all stockholders entitled to vote at a meeting may designate any


                                    By-Laws 1
place, either within or without the state unless otherwise prescribed by statute, as the place for holding such meeting. If no designation is made, or if a special meeting be otherwise called, the place of meeting shall be the principal office of the corporation.

4.   NOTICE OF MEETING.

     Written or printed notice stating the place, day and hour of the meeting and, in case of a special meeting, the purpose or purposes for which the meeting is called, shall be delivered not less than 5 nor more than 10 days before the date of the meeting, either personally or by mail, by or at the direction of the president, or the secretary, or the officer or persons calling the meeting, to each stockholder of record entitled to vote at such meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, addressed to the stockholder at his address as it appears on the stock transfer books of the corporation, with postage thereon pre-paid.

5.   CLOSING OF TRANSFER BOOKS OR FIXING OF RECORD DATE.

      For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the directors of the corporation may provide that the stock transfer books shall be closed for a stated period but not to exceed, in any case, 15 days. If the stock transfer books shall be closed for the purpose of determining stockholders entitled to notice of or to vote at a meeting of stockholders, such books shall be closed for at least 30 days immediately preceding such meeting. In lieu of closing the stock transfer books, the directors may fix in advance a date as the record date for any such determination of stockholders, such date in any case to be not more than 15 days and, in case of a meeting of stockholders, not less than 30 days prior to the date on which the particular action requiring such determination of stockholders is to be taken. If the stock transfer books are not closed and no record date is fixed for the determination of stockholders entitled to notice of or to vote at a meeting of stockholders, or stockholders entitled to receive payment of a dividend, the date on which notice of the meeting is mailed or the date on which the resolution of the directors declaring such dividend is adopted, as the case may be, shall be the record date for such determination of stockholders. When a determination of stockholders entitled to vote at any meeting of stockholders

                                    By-Laws 2
has been made as provided in this section, such determination shall apply to any adjournment thereof.

6.   VOTING LISTS.

     The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least days before each meeting of stockholders, a complete list of the stockholders entitled to vote at such meeting, or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each, which list, for a period of days prior to such meeting, shall be kept on file at the principal office of the corporation and shall be subject to inspection by any stockholder at any time during usual business hours. Such list shall also be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting. The original stock transfer book shall be prima facie evidence as to who are the stockholders entitled to examine such list or transfer books or to vote at the meeting of stockholders.

7.   QUORUM.

     At any meeting of stockholders 51% of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at a meeting of stockholders. If less than said number of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at the meeting as originally notified. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

8.   PROXIES.

   At all meetings of stockholders, a stockholder may vote by proxy executed in writing by the stockholder or by his duly authorized attorney in fact. Such proxy shall be filed with the secretary of the corporation before or at the time of the meeting.

9.   VOTING.

   Each stockholder entitled to vote in accordance with the terms and provisions of the certificate of incorporation and these by-laws shall be entitled to one vote, in person or by proxy, for each share of stock entitled to

                                    By-Laws 3
vote held by such stockholders. Upon the demand of any stockholder, the vote for directors and upon any question before the meeting shall be by ballot. All elections for directors shall be decided by plurality vote; all other questions shall be decided by majority vote except as otherwise provided by the Certificate of Incorporation or the laws of this State.

10.  ORDER OF BUSINESS.

     The order of business at all meetings of the stockholders, shall be as follows:

     1.   Roll Call.

     2.   Proof of notice of meeting or waiver of notice.

     3.   Reading of minutes of preceding meeting.

     4.   Reports of Officers.

     5.   Reports of Committees.

     6.   Election of Directors.

     7.   Unfinished Business.

     8.   New Business.

11.  INFORMAL ACTION BY STOCKHOLDERS.

     Unless otherwise provided by law, any action required to be taken at a meeting of the shareholders, or any other action which may be taken at a meeting of the shareholders, may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

                                    By-Laws 4

                         ARTICLE III - BOARD OF DIRECTORS
                         --------------------------------

1.   GENERAL POWERS.

     The business and affairs of the corporation shall be managed by its board of directors. The directors shall in all cases act as a board, and they may adopt such rules and regulations for the conduct of their meetings and the management of the corporation, as they may deem proper, not inconsistent with these by-laws and the laws of this State.

2.   NUMBER, TENURE AND QUALIFICATIONS.

     The number of directors of the corporation shall be one to nine. Each director shall hold office until the next annual meeting of stockholders and until his successor shall have been elected and qualified.

3.   REGULAR MEETINGS.

     A regular meeting of the directors, shall be held without other notice than this by-law immediately after, and at the same place as, the annual meeting of stockholders. The directors may provide, by resolution, the time and place for the holding of additional regular meetings without other notice than such resolution.

4.   SPECIAL MEETINGS.

     Special meetings of the directors may be called by or at the request of the president or any two directors. The person or persons authorized to call special meetings of the directors may fix the place for holding any special meeting of the directors called by them.

5.   NOTICE.

     Notice of any special meeting shall be given at least 10 days previously thereto by written notice delivered personally, or by telegram or railed to each director at his business address. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail so addressed, with postage thereon prepaid. If notice be given by telegram, such notice shall be deemed to be delivered when the telegram is delivered to the telegraph company. The attendance of a director at a meeting shall constitute a waiver of notice of such meeting, except where a director attends a meeting for the express purpose of objecting to the transaction of any business because the meeting is not lawfully called or convened.

                                    By-Laws 5

6.   QUORUM.

     At any meeting of the directors one (1) shall constitute a quorum for the transaction of business, but if less than said number is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

7.   MANNER OF ACTING.

     The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the directors.

8.   NEWLY CREATED DIRECTORSHIPS AND VACANCIES.

     Newly created directorships resulting from an increase in the number of directors and vacancies occurring in the board for any reason except the removal of directors without cause may be filled by a vote of a majority of the directors then in office, although less than a quorum exists. Vacancies occurring by reason of the removal of directors without cause shall be filled by vote of the stockholders. A director elected to fill a vacancy caused by resignation, death or removal shall be elected to hold office for the unexpired tern, of his predecessor.

9.   REMOVAL OF DIRECTORS.

     Any or all of the directors may be removed for cause by vote of the stockholders or by action of the board. Directors may be removed without cause only by vote of the stockholders.

10.  RESIGNATION.

     A director may resign at any time by giving written notice to the board, the president or the secretary of the corporation. Unless otherwise specified in the notice, the resignation shall take effect upon receipt thereof by the board or such officer, and the acceptance of the resignation shall not be necessary to make it effective.

11.  COMPENSATION.

     No compensation shall be paid to directors, as such, for their services, but by resolution of the board a fixed sum and expenses for actual attendance at each regular or special meeting of the board may be authorized. Nothing herein contained shall be construed to preclude any director from serving the corporation in any other capacity and receiving compensation therefor.

                                    By-Laws 6

12.  PRESUMPTION OF ASSENT.

     A director of the corporation who is present at a meeting of the directors at which action on any corporate matter is taken shall be presumed to have assented to the action taken unless his dissent shall be entered in the minutes of the meeting or unless he shall file his written dissent to such action with the person acting as the secretary of the meeting before the adjournment thereof or shall forward such dissent by registered mail to the secretary of the corporation immediately after the adjournment of the meeting. Such right to dissent shall not apply to a director who voted in favor of such action.

13.  EXECUTIVE AND OTHER COMMITTEES.

     The board, by resolution, may designate from among its members an executive committee and other committees, each consisting of three or more directors. Each such committee shall serve at the pleasure of the board.

                                    By-Laws 7

                              ARTICLE IV - OFFICERS
                              ---------------------

1.   NUMBER.

     The officers of the corporation shall be a president, a vice-president, a secretary and a treasurer, each of whom shall be elected by the directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the directors.

2.   ELECTION AND TERM OF OFFICE.

     The officers of the corporation to be elected by the directors shall be elected annually at the first meeting of the directors held after each annual meeting of the stockholders. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

3.   REMOVAL.

     Any officer or agent elected or appointed by the directors may be removed by the directors whenever in their judgment the best interests of the corporation would be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed.

4.   VACANCIES.

     A vacancy in any office because of death, resignation, removal, disqualification or otherwise, may be filled by the directors for the unexpired portion of the term.

5.   PRESIDENT.

     The president shall be the principal executive officer of the corporation and, subject to the control of the directors, shall in general supervise and control all of the business and affairs of the corporation. He shall, when present, preside at all meetings of the stockholders and of the directors. He may sign, with the secretary or any other proper officer of the corporation thereunto authorized by the directors, certificates for shares of the corporation, any deeds, mortgages, bonds, contracts, or other instruments which the directors have authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the directors or by these by-laws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all

                                    By-Laws 8
duties incident to the office of president and such other duties as may be prescribed by the directors from time to time.

6.   VICE-PRESIDENT.

     In the absence of the president or in event of his death, inability or refusal to act, the vice-president shall perform the duties of the president, and when so acting, shall have all the powers of and be subject to all the restrictions upon the president. The vice-president shall perform such other duties as from time to time may be assigned to him by the President or by the directors.

7.   SECRETARY.

     The secretary shall keep the minutes of the stockholders' and of the directors' meetings in one or more books provided for that purpose, see that all notices are duly given in accordance with the provisions of these by-laws or as required, be custodian of the corporate records and of the seal of the corporation and keep a register of the post office address of each stockholder which shall be furnished to the secretary by such stockholder, have general charge of the stock transfer books of the corporation and in general perform all duties incident to the office of secretary and such other duties as from time to time may be assigned to him by the president or by the directors.

3.   TREASURER.

     If required by the directors, the treasurer shall give a bond for the faithful discharge of his duties in such sum and with such surety or sureties as the directors shall determine. He shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with these by-laws and in general perform all of the duties incident to the office of treasurer and such other duties as from time to time may be assigned to him by the president or by the directors.

9.   SALARIES.

     The salaries of the officers shall be fixed from time to time by the directors and no officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

                                    By-Laws 9

             ARTICLE V - CONTRACTS, LOANS, CHECKS AND DEPOSITS
             -------------------------------------------------

1.   CONTRACTS.

     The directors may authorize any officer or officers, agent or agents, to enter into any contract or execute and deliver any instrument in the name of and on behalf of the corporation, and such authority may be general or confined to specific instances.

2.   LOANS.

     No loans shall be contracted on behalf of the corporation and no evidences of indebtedness shall be issued in its name unless authorized by a resolution of the directors. Such authority may be general or confined to specific instances.

3.   CHECKS, DRAFTS, ETC.

     All checks, drafts or other orders for the payment of money, notes or other evidences of indebtedness issued in the name of the corporation, shall be signed by such officer or officers, agent or agents of the corporation and in such manner as shall from time to time be determined by resolution of the directors.

4.   DEPOSITS.

   All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies or other depositaries as the directors may select.

           ARTICLE VI - CERTIFICATES FOR SHARES AND THEIR TRANSFER
           -------------------------------------------------------

1.   CERTIFICATES FOR SHARES.

     Certificates representing shares of the corporation shall be in such form as shall be determined by the directors. Such certificates shall be signed by the president and by the secretary or by such other officers authorized by law and by the directors. All certificates for shares shall be consecutively numbered or otherwise identified. The name and address of the stockholders, the number of shares and date of issue, shall be entered on the stock transfer books of the corporation. All certificates surrendered to the corporation for transfer shall be canceled and no new certificate shall be issued until the former

                                    By-Laws 10
certificate for a like number of shares shall have been surrendered and canceled, except that in case of a lost, destroyed or mutilated certificate a new one may be issued therefor upon such terms and indemnity to the corporation as the directors may prescribe.

2.   TRANSFERS OF SHARES.

     (a) Upon surrender to the corporation or the transfer agent of the corporation of a certificate for shares duly endorsed or accompanied by proper evidence of succession, assignment or authority to transfer, it shall be the duty of the corporation to issue a new certificate to the person entitled thereto, and cancel the old certificate; every such transfer shall be entered on the transfer book of the corporation which shall be kept at its principal office.

   (b) The corporation shall be entitled to treat the holder of record of any share as the holder in fact thereof, and, accordingly, shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person whether or not it shall have express or other notice thereof, except as expressly provided by the laws of this state.

                              ARTICLE VII - FISCAL YEAR
                              -------------------------

     The fiscal year of the corporation shall begin on the 1st day of January in each year.

                               ARTICLE VIII - DIVIDENDS
                               ------------------------

   The directors may from time to time declare, and the corporation may pay, dividends on its outstanding shares in the manner and upon the terms and conditions provided by law.

                                  ARTICLE IX - SEAL
                                  -----------------

   The directors shall provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation, the state of incorporation, year of incorporation and the words, "Corporate Seal".

                                    By-Laws 11

                            ARTICLE X - WAIVER OF NOTICE
                            ----------------------------

   Unless otherwise provided by law, whenever any notice is required to be given to any stockholder or director of the corporation under the provisions of these by-laws or under the provisions of the articles of incorporation, a waiver thereof in writing, signed by the person or persons entitled to such notice, whether before or after the time stated therein, shall be deemed equivalent to the giving of such notice.

                                ARTICLE XI - AMENDMENTS
                                -----------------------

   These by-laws may be altered, amended or repealed and new by-laws may be adopted by a vote of the stockholders representing a majority of all the shares issued and outstanding, at any annual stockholders' meeting or at any special stockholders' meeting when the proposed amendment has been set out in the notice of such meeting.


                                    By-Laws 12